Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 7 DATED MARCH 15, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions.

Declaration of Distributions

 On December 20, 2018, our board of directors authorized a daily cash distribution of $0.0012328767 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on January 1, 2019 and ending on March 31, 2019 (the “Distribution Period”).  The distribution will be payable to the stockholders of record as of the close of business on each day of the Distribution Period. Our board of directors expects that the distributions will be paid on or before April 15, 2019.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning January 1, 2019 and ending March 31, 2019. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.